 Exhibit 3.5

Surge Global Energy, Inc.
Amendment to By-Laws

On November 5, 2009, the Board of Directors amended subsections (b) and (c) of “Section 3.5 Meetings” of the Corporation’s By-Laws.   Section 3.5(b) now reads as follows:

“Section 3.5(b) Regular meetings of the Corporation will be held monthly on the second Thursday of each month. The Chairman or the President shall serve each Board member, personally by mail or email, a written notice of the meeting, accompanied by an agenda and time of the meeting, at least three business days (72 hours) in advance of each meeting, addressed to each Board member at the address or email address that appears in the records of the Corporation. Any delay in holding a Regular meeting can only be made with the consent of a majority of the directors. Failure by the Chairman or the President to call a Regular meeting for more than 40 days from the date of the prior meeting shall entitle any two directors, acting together, to call a Regular meeting.  Once a Regular meeting is called it cannot be delayed or postponed without the approval of a majority of the Board.”

Section 3.5(c) is amended to read as follows:

“(c) Special Meetings of the Corporation – Special meetings of the Board may be called by the Chairman or the President at their discretion, or upon request to the Chairman or the President by any three or more members of the Board. Upon receipt of such a request from the Chairman, the President or any three directors, any of the aforementioned shall serve by mail or email a written notice of each Special meeting to the entire Board. Such notice shall include the date, time, and agenda for such a meeting. If the urgency of a Special Meeting warrants, the Chairman or President can notify each Board member by telephone stating the time, purpose and call-in number for which such a meeting is called. In all cases, a written confirmation by email shall be made to all board members. Any Special meeting shall require 48 hours notice.”